Exhibit 4.9

SKANDINAVISKA RAFFINADERI AKTIEBOLAGET SCANRAFF

SHAREHOLDERS’ AGREEMENT

Among

Preem Petroleum AB

Hydro Aluminium Conductor AB (changing its corporate name to Hydro R&M Holding AB)

Skandinaviska Raffinaderi Aktiebolaget Scanraff

Dated April 17, 2002

SKANDINAVISKA RAFFINADERI AKTIEBOLAGET SCANRAFF

SHAREHOLDERS’ AGREEMENT

This is an AGREEMENT dated as of April 17, 2002 among Preem Petroleum AB (herein called “Preem”), Hydro Aluminium Conductor AB, changing its corporate name to R&M Holding AB (herein called “Hydro”), Preem and Hydro sometimes individually called a “Shareholder” and collectively called the “Shareholders”, and Skandinaviska Raffinaderi Aktiebolaget Scanraff (herein called “Scanraff”).

WITNESSETH:

WHEREAS, after various assignments, new issues, and transfers Preem owns 1,711,050 and Hydro owns 570,350 shares of the stock of Scanraff, which numbers also, for the purpose of this agreement, include shares that the parties have committed to subscribe in accordance with the Transaction Structure Agreement dated April 17 2002, but are not subscribed or issued on the date of entering into this agreement; and

WHEREAS, the Parties have made separate arrangements facilitating the merger between Scanraff and Skandinaviska Kracker Aktiebolaget Scancracker, in which Scanraff will be the acquiring company; and

WHEREAS, Preem, Hydro, and Scanraff desire to set forth in this Agreement the terms and conditions of their co-operation and joint undertaking with respect to Scanraff.

NOW, THEREFORE each Shareholder agrees with the other Shareholder and Scanraff agrees with both Shareholders as follows:

PART ONE:

SUBJECT MATTER OF THIS AGREEMENT:

DEFINITION AND RULES OF CONSTRUCTION

1.1                                 Subject Matter.  The subject matter of this Agreement is the petroleum refinery owned by Scanraff, in direct ownership and or through affiliates, and located on the Lyse Peninsula in Bohuslän, north of Lysekil, Sweden, having an authorized capacity to refine ten million (10,000,000) metric tons of crude oil per annum.

1.2                                 Definitions.  For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Article 1.2 have the meaning herein assigned to them, the capitalized terms defined in the Recitals and subsequent Articles by inclusion in quotation marks and parentheses have the meaning so ascribed to them.

“Affiliate”, with respect to any Shareholder, means:

(i)            any other Person which beneficially owns, directly or indirectly, all of such Shareholder’s voting stock, or

(ii)                                  any other Person all of the voting stock of which is beneficially owned, directly or indirectly, either by such Shareholder or by an Affiliate of such Shareholder as defined in the preceding clause (i).

“Board of Directors” means the Board of Directors of Scanraff.

“By-Laws” means the duly registered By-Laws of Scanraff as in effect from time to time.

“Managing Director” means the managing director of Scanraff.

“Person” means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization, cooperative, or government or any agency or political subdivision thereof.

“Processing Agreement” means the Processing Agreement of even date herewith among Preem, Hydro and Scanraff.

“Processing Rights” means the rights of a Shareholder to process its percentage of capacity of crude oils and feedstocks through the Refinery as provided for in the Processing Agreement.

“Refinery” means the petroleum refinery and related facilities owned by Scanraff, which is the subject matter of this Agreement as the same may exist from time to time during the term of this Agreement.

“Share” means a share of One Hundred (100) Kronor per value capital stock of Scanraff.

“Share Percentage” as applied to each Shareholder means that percentage of all the Shares at any time issued and outstanding which is owned by such Shareholder at the time the definition is applied (except that if two (2) or more Shareholders are Affiliates, their respective percentages as aforesaid shall be combined, and they shall be treated as a single Shareholder for purposes of this Agreement).

“Shareholder” means, at the time the definition is applied, the owner of one or more issued and outstanding Shares (subject to the definition of Share Percentage).

1.3                                 Rules of Construction.  For purposes of this Agreement, unless the context otherwise requires, (i) all terms defined herein include the plural as well as the singular and (ii) reference to any Person include successors of such Person by consolidation, merger and transfer.  Reference to Parts and Articles are, unless otherwise specified, to Parts and Articles of this Agreement.  References to any other agreement or other instrument shall, unless the context otherwise requires, or the definition thereof otherwise specifies, be deemed reference to the same as it may from time to time be changed, amended or extended in accordance with its terms and such other agreement or instrument when referred to shall be deemed to be incorporated herein by reference.  Neither of the captions to Parts, Articles or Subdivisions thereof, nor the Index shall be deemed to be a part of this Agreement.

PART TWO:

SHAREHOLDINGS, RIGHTS OF SHAREHOLDERS
AND FINANCIAL OBLIGATIONS

2.1                                 Shareholders and Share Percentages.  The Shareholders and their Share Percentages are as follows:

Preem:    Seventy-five (75.0%)

               percent

Hydro:    Twenty-five (25.0%)

                percent

2.2                                 Transferability of Shares by Shareholders.

(a)                                  Except as provided in Article 2.2 (c) no Shareholder may assign, sell or otherwise transfer any Shares held by it or any other interest in or obligation under this Agreement without the prior written consent of all of the Shareholders, unless such transfer is made to an Affiliate. Transfers to an Affiliate shall be permitted notwithstanding any provisions to the contrary in the Scanraff By-laws, and any necessary waiver of an option to purchase the Share shall be deemed to have been given. In respect of transfers contemplated hereunder that require prior written consent, such consent to assign, sell or otherwise transfer Shares shall be given unless the new Shareholder is, according to reasonable standards, commercially unacceptable.  The Shareholders whose consent to transfer is being sought shall respond within 3 weeks after such request was received, provided, however, that such Shareholders may consent to the transfer subject to the observance of the procedures applicable to transfers as specified below.

If at any time during the term of this Agreement, a Shareholder desires to sell a Share other than to an Affiliate, he shall offer the other Shareholders to purchase the Share.  Such offer shall be made by written notice, which shall specify the number of Shares to be transferred, the price per Share and other terms of the transfer.  If an agreement with a third party has been entered into, the name of such party shall be disclosed.  The notice may request those who wish to exercise their option, to notify in writing the offering Shareholder hereof within two months from the day they were notified by such Shareholder.

An exercise of rights to purchase hereunder must be made with respect to all the Shares offered.  If more than one Shareholder exercises an option to purchase Shares, the Shares so offered shall be allocated between the Shareholders exercising their rights to purchase in proportion to the Shares they already own.

The option price and other terms and conditions shall be as stated in the notice.  If a Shareholder cannot accept this purchase price such Shareholder may request that an arbitration panel shall decide the fair market value of the Shares.  The arbitration proceedings shall follow the procedures of Article 7.4.  Such arbitration panel shall be appointed within three weeks after receipt of the offering notice and the panel shall be requested to conclude the proceedings and to render their award within five weeks thereafter.

An offering Shareholder may at any time before signature of a final transfer agreement with Shareholders who have exercised their options hereunder, withdraw from his offer, provided, however, that he shall reimburse the other Shareholder for all external costs incurred in exercising their option and provided further that any agreement for a transfer of Shares made between the offering Shareholder and a third party shall also be deemed to be terminated as of the date of the withdrawal.

If the rights to purchase the Shares have not been exercised, then, subject to such third party not being unacceptable as stated in the first paragraph of this Article 2.2. (a), the Shareholder desiring to sell may transfer the Shares to a third party on such terms and conditions as stated in the notice given to the other Shareholders.

The content of and the fact that any procedure under this Article 2.2 (a) has been launched shall be kept confidential and the Shareholders and the arbitrators shall sign a confidentiality agreement when requested, provided that nothing herein shall prevent the arbitration panel from establishing the “fair market value of the Shares” as aforesaid.

(b)                                 If shares or any other interest in this Agreement are transferred in accordance with this Article 2.2 paragraph (a) or (c) the transferor shall cause the transferee to agree in writing to assume all of the obligations of the transferor under this Agreement and the Processing Agreement.

(c)                                  In the event a Shareholder (“Optionor”) is declared a bankrupt, the other Shareholder (“Optionee”) shall have the option to purchase all of the Optionors’ Shares (“Option Shares”) on the terms set forth in this Article 2.2 (c).  The price per Option Share shall be equal to the fair market value, to be determined by arbitration as provided for in Article 7.3 if the parties cannot agree as to the fair market value (the “Purchase Price”).  If the Optionee desires to purchase Option Shares it may within 90 days following the bankruptcy give notice to the receiver that it is instituting arbitration proceedings to determine the Purchase Price.  The option shall be made within a 30-day period following the determination of the Purchase Price by giving notice thereof to the receiver.

2.3                                 Certificates for Shares. A certified copy of this Agreement shall be filed with the Managing Director, and Scanraff shall cause to be placed on the face of each certificate for Shares hereafter issued an appropriate legend indicating that ownership thereof is subject to the provisions of this Agreement and specifically Articles 2.2 and 2.5.

2.4                                 Terms of Financing the Refinery

The Parties have agreed that, as of July 1, 1991 Scanraff shall be financed through processing fees, equity and Shareholders’ loans in amounts and on terms as agreed from time to time.  Except in the case of financing from third party lenders, all financing shall be provided by the Shareholders (or their Affiliates) in proportion to each Shareholders’ Processing Rights or ownership shares as the case may be.

2.5                                 Obligations of Shareholders.  Each Shareholder shall always hold its Shares, take action, give its consent or require the Directors nominated by it to vote in such manner that the provisions of this Agreement and the Processing Agreement can be satisfied.

PART THREE

MANAGEMENT AND CONTROL OF SCANRAFF

3.1                                 Number and Representation of Directors of Scanraff.

(a)                                  The Board of Directors shall at all times be composed of six (6) members, four (4) of whom shall be nominees of Preem, and one (1) of whom shall be a nominee of Hydro.  The sixth member of the Board of Directors shall be the Managing Director of Scanraff.  In addition, there shall also be six (6) Deputy Directors, four (4) nominated by Preem and two (2) by Hydro.  A Deputy Director nominated by a Shareholder may never act for a Director that was nominated by another Shareholder.

(b)                                 The Board of Directors shall also include such number of Employee Directors and Deputy Employee Directors as may be required from time to time by law.

3.2                                 Officers of the Board.  The Board shall appoint a chairman and a vice chairman. In addition, the Board of Directors shall select a Secretary of the Board (who may also be a Board member but need not be). The Secretary shall be responsible for keeping all records necessary for the orderly administration of the Board of Directors, including the preparation, retention of minutes of meetings, resolutions adopted, agenda and notices. All fees and other expenses otherwise payable by Scanraff to Directors or Deputy Directors other than Managing Director, Employee Director or Deputy Employee Directors, shall be borne by the Shareholder nominating such Directors or Deputy Directors.

3.3                                 Authority of the Board.  Without prejudice for the obligations and the responsibility of the Managing Director, the Management and control of Scanraff and all aspects of its operations shall be carried out through the Scanraff Board of Directors and such committees as may be established by the Board of Directors from time to time.  No action may be taken by the Board of Directors except by majority vote and provided at least one Director nominated by each of Preem and Hydro agrees to such action.

3.4                                 Executive Committee.

(a)                                  An Executive Committee (herein called the “Excom”) shall be established by the Board of Directors and shall be composed of three (3) members (hereinafter “Member” or “Members”) one (1) to be selected by each Shareholder and the third Member to be the Managing Director of Scanraff.  One Employee Director or Deputy Employee Director shall have the right to attend meetings.  In the event that the Excom cannot unanimously agree on a matter, or if the Members are unable to hold a meeting called pursuant to a written notice given as provided herein, the matter so contemplated shall be referred to the Board of Directors.  Each Shareholder shall notify the Board of Directors from time to time, in writing, of the name of the individual who it has selected to be its Member, together with the name of one alternate who shall have power to act in the absence of its Member.

(b)                                 The Responsibilities of the Excom, in addition to any other matter that may be delegated to it, shall be to:

(i)                                     review one year production budget, investments, manpower and expense budgets for submission to the Board of Directors;

(ii)                                  approve revisions of the following procedures:

Import/Export procedure

Product allocation procedure

Approval schedule

Percentage of capacity entitlement

Percentage for allocation of fixed costs;

(iii)                               approve rated capacities of units in the Refinery;

(iv)                              approve procedures for new or modifications to standard yields for imported blendstock and crude oil or crude oils processed;

(v)                                 approve procedures for determining acceptability of grades of crude oil for processing;

(vi)                              approve the manner, frequency and form in which customary operating reports shall be made by Scanraff;

(vii)                           approve control accounting systems and procedures;

(viii)                        approve appropriation requests for investment expenditures covered by approved capital budget in excess of the Managing Director’s authority as may be in effect from time to time;

(ix)                                approve additions to or deletions from the refinery product slate and changes in product specification;

(x)                                   approve conditions for processing hydrocarbon feedstock other than crude oil;

(xi)                                approve procedures and conditions for the transfer of capacity utilization and for economic use of any refinery capacity that is surplus to any Shareholder;

(xii)                             approve the appointment, transfer or dismissal of all key personnel (as defined from time to time in the Approval schedule) other than the Managing Director;

(xiii)                          authorize those technical and other services provided for in Part Four of this Agreement;

(xiv)                         approve insurance programs.

(c)                                  Meetings of the Excom shall be held at such times and in such manner as is necessary to properly carry out its responsibilities, and for this purpose may be called by any Member upon two weeks’ prior written notice.  Matters that are the responsibility of the Excom may be submitted to it by any Member, for consideration and vote without holding a meeting, provided such matter is submitted in writing to the other Members.  In such event, the Members may vote by giving written advice of their vote to the Managing Director.  No action may be taken by the Excom without the affirmative vote of all its Members appointed by Shareholders.

(d)                                 The Excom shall appoint such technical, financial, accounting, tax, legal or other subcommittees as it deems appropriate for studies, analysis, and reports on matters pertaining to the Refinery and its operation.

3.5           Scanraff Management.

(a)                                  The day-to-day management of Scanraff shall be the responsibility of the Managing Director.  In addition, there may be a Vice Managing Director, and such other officers as the Board of Directors shall appoint.  The Scanraff management shall be responsible for the operation of the Refinery and in so doing shall carry out all programs approved by the Board of Directors or the Excom in a safe, diligent, good and workmanlike manner.

(b)                                 Scanraff’s management shall:

(i)                                     prepare all appropriation requests, propose budgets, and maintenance and operating programs, including forecasts of crudes to be processed and products to be manufactured;

(ii)                                  carry out all operating and capital investment programs within approved budgets;

(iii)                               keep the Refinery and all petroleum stock free and clear of all mortgages, pledges, liens or other encumbrances, except as may be authorized by the Board of Directors; and

(iv)                              furnish to the Shareholders such financial, statistical and operational reports and forecasts as any of them shall reasonably request.  Financial reports shall be prepared consistent with generally accepted accounting principles as may be in effect in Sweden from time to time but, to the extent such reports are required by Hydro, the reports shall also be prepared in accordance with generally accepted accounting principles in effect in the United States from time to time.

3.6           Right of Inspection.

(a)                                  Each Shareholder shall have the right to inspect the Refinery from time to time, provided any such inspection does not unreasonably interfere with day-to-day operations.

(b)                                 Each Shareholder shall have the right to audit, on a periodic basis, Refinery operating records and all other Scanraff books, accounts and records.

3.7                                 Swedish Auditors.  Auditors of Scanraff shall be Swedish authorized public accountants or accounting firms. Each Shareholder shall have the right to nominate one (1) Auditor and one (1) Deputy Auditor.  The audit shall be sufficient in scope to meet the requirements of all Shareholders.

PART FOUR:

TECHNICAL AND OTHER SERVICES

4.1           Project Review and Shareholders’ Services.

(a)                                  Each Shareholder shall have the right to review at any time in detail all design, construction and engineering projects associated with or undertaken by Scanraff.

(b)                                 To the extent that technical and other services are available in a Shareholder, Scanraff shall be obligated to call for these services from such Shareholder in lieu of either (i) setting up facilities within Scanraff which significantly duplicate services available from such Shareholder or (ii) contracting for comparable services from others unless it can be demonstrated that Scanraff will benefit therefrom.

(c)                                  To the extent Preem or Hydro shall provide technical and other services requested by Scanraff as contemplated herein, Preem and Hydro shall, with the approval of the other Shareholder, which approval shall not be unreasonably withheld, enter into a contract for such services under terms and conditions which shall give the providing Shareholder full cost coverage.

(d)           (i)             Payment for services, including additional technical assistance, use of research laboratories and engineering offices, and/or personnel shall be in an amount which would include all costs and overheads incurred by Preem or Hydro as the case may be and its Affiliates in connection with making such services and personnel available.  Personnel costs shall include salaries, related employee benefits (including sick pay and normal vacation), and all personal and travel expenses for the full period of time that such personnel are away from their regular assignments.  Such time shall include travel time to and from their place of regular assignment and cost of home leave granted in accordance with then existing policies of Preem or Hydro as the case may be and its Affiliates, as appropriate, including salary and transportation for the employee and eligible dependants.

(ii)                                  Where Hydro provides services and the payments specified in Subdivision (i) of this Article 4.1 (d) are subject to Swedish taxes or other fiscal charges, including with-holding and added value taxes but not corporate taxes of Hydro, such taxes or charges shall be for Scanraff’s account, unless they can be recovered.

(iii)                               When requested by Scanraff in writing, Preem or Hydro as the case may be shall give Scanraff, to the extent possible, estimates of the cost for services to be rendered pursuant to Article 4.1.  Unless Scanraff shall request otherwise, the rendering of such services by Preem or Hydro as the case may be shall not be delayed while the estimate is being prepared and reviewed.

(iv)                              On or before the 20th day of the month following the month in which services are performed, Preem or Hydro as the case may be will forward to Scanraff a detailed billing statement reflecting the total amounts due per subdivisions (i) and (ii) of this Article 4.1 (d) specifying the currencies expended in providing such agreed services.  Payment by Scanraff of such billing shall be made on or before the 30th day of the same month to such bank or banks as Preem or Hydro as the case may be may specify from time to time.  At Scanraff’s option, payment may be made in the currency reflected in the billing statement or in Swedish kronor.

4.2           Liability and Indemnity.

(a)                                  Except in the case of gross negligence, no Shareholder or its Affiliates, their agents and employees, shall be liable to Scanraff for any loss or damage of whatsoever nature sustained by Scanraff or for any third party claims (including another Shareholder) arising out of, in connection with or related to the performance by or on behalf of such Shareholder or its Affiliates, their agents and employees, of their obligations under Part Four of this Agreement.

(b)                                 Scanraff shall keep each Shareholder and its Affiliates, their agents and employees, fully indemnified against any claim, demand, action or proceeding brought or instituted against such Shareholder and its Affiliates, their agents and employees, by any third party (including another Shareholder) in connection with the performance by or on behalf of such Shareholder or its Affiliates, their agents and employees, of their obligations under Part Four of this Agreement, except in the case of gross negligence of such Shareholder and its Affiliates, their agents and employees.

PART FIVE:

WORKING CAPITAL AND CAPITAL ADDITIONS

5.1           Working Capital.

Any deficiency in working capital not provided by the normal processing fees and required by Scanraff shall be provided by an increase in or a surcharge on the processing fee unless the Board of Directors shall elect to finance such deficiency in another way.

5.2           Expansion and Additions of the Refinery.

(a)                                  The Shareholders agree in principle to participate on a pro rata basis (in the same percentage as their Processing Rights) in any Refinery expansion, alteration, addition or improvement (hereinafter “Modification”) which may be required, according to commercial necessity and in the exercise of good business judgement in order to enable the Refinery to manufacture and supply on a competitive basis, petroleum products to meet product and quality requirements.  In such event the Shareholders will make available to Scanraff on a pro rata basis (on the same percentage as the Shareholders’ Processing Rights) the funds necessary for such Modification to the extent such funds are not provided for through Scanraff or otherwise.  The method of making such funds available shall be agreed upon by the Shareholders at the appropriate time.

(b)                                 In the event that a Shareholder does not wish to participate in a Modification (the “Non-Participating Shareholder”), then provided (i) the Shareholder in favour of the Modification (the “Participating Shareholder”) agree to make available to Scanraff all of the funds necessary for such Modification, (ii) such Modification is made in a manner such that the Non-Participating Shareholder’s Processing Rights are not adversely affected in respect of quantity, quality and cost, by such Modification, (iii) each Non-Participating Shareholder’s other rights in respect of Scanraff and the Refinery, are adjusted to reflect such disproportionate investment, and (iv) the consent of the Non-Participating Shareholder is obtained, which consent, taking into account the foregoing conditions, shall not be unreasonably withheld, then the Non-Participating Shareholder shall be obligated to take whatever steps are necessary to express its authorization to Scanraff for the Modification.  If the Modification is capable of being utilized solely by the Participating Shareholder, without affecting the Processing Rights of the Non-Participating Shareholder, then the Non-Participating Shareholder shall have no right to process in or through the Modification nor any obligation with respect to the maintenance, repair or operating costs of the Modification and the Modification shall be devoted exclusively to the Participating Shareholder and to the extent necessary the Processing Agreement shall be amended to reflect the Modification and the Participating Shareholder’s exclusive right in the same.  Unless the Shareholders should agree otherwise, the Share Percentage shall not be affected by the foregoing.  If the Non-Participating Shareholder subsequently desires to participate in the Modification, it may do so provided (x) the participation does not adversely and significantly affect the Modification or the Participating Shareholder, in respect of capacity, quality, cost or completion date, (y) it notifies the Participating Shareholder 90 days after completion of the Modification and (z) it pays to the Participating Shareholder a pro rated amount (in the same percentage as the Non-Participating Shareholder’s Processing Rights) of the funds made available by the Participating Shareholder to Scanraff, plus interest thereon calculated on a per annum basis at 6 months STIBOR + ½ % during the period between the advancement of funds by the Participating Shareholder and the payment by the Non-Participating Shareholder of its share of the cost of the Modification.

5.3                                 Replacement and Renewal of Equipment.  Notwithstanding the provisions of Article 5.2, so long as the Shareholders have an interest in Scanraff or the Refinery, they agree to make available to Scanraff, in proportion to their Processing Rights such funds as are required from time to time to operate or maintain the Refinery in an efficient and safe manner.  For the purpose of this Article 5.3, operation and maintenance means such measures as are necessary to maintain the Refinery in working order at basically the same technological level, capacity, yield structure and product slate.

5.4                                 Strategic business plan and yearly plan for Investments and Financing.  A strategic business plan shall be presented to the Board of Directors for approval on a yearly basis. Before the end of each year the Board of Directors shall consider and approve an investment budget and a financing plan covering the following year.

PART SIX:

BUNKERING

6.1                                 Bunkering of Vessels.  Each of the Shareholders and any Affiliate shall have the right to bunker vessels owned by, time or demise chartered by, or otherwise under the effective control of such Shareholder or its Affiliate.  In respect of the supply of bunkers at the crude port or product port servicing the Refinery to other marine vessels, each Shareholder is free to seek such business for their own respective accounts.

PART SEVEN:

MISCELLANEOUS

7.1                                 Dissolution.

(a)                                  In the event of liquidation, expropriation, sale or other dissolution of Scanraff (hereinafter “Dissolution”) for any reason, the assets of Scanraff shall be disposed of as and in the order listed below:

(i)                                     all secured creditors shall be paid in full to the extent that the security is sufficient therefor; and

(ii)                                  all other creditors shall be paid in full, including any ordinary Shareholders’ loans; and

(iii)                               subordinated Shareholders’ loans shall be paid in full; and

(iv)                              the balance of the assets shall be distributed to the Shareholders in accordance with their Share Percentage at the time of distribution.

(b)                                 In the event there has been a modification under Article 5.2 (b) but the Share Percentage has not been adjusted on account of such modification, then, as part of the payments contemplated under Article 7.1 (a), each Shareholder shall be entitled to receive as a creditor of Scanraff a payment equal to that proportion of the assets less amounts payable under Article 7.1 (a) (i) - (iii) prior to the application of this Article 7.1 (b), which the value of any portion of the Refinery (just prior to Dissolution) attributable to a Modification, if any, made by the particular party, under Article 5.2 of this Agreement bears to the total value of the Refinery just prior to Dissolution.

7.2                                 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of Sweden.

7.3                                 Arbitration.  All disputes arising under or in connection with this Agreement shall be finally settled by arbitration in Stockholm in accordance with the Swedish Arbitration Act in force from time to time.

7.4                                 Term.

(a)                                  Except as otherwise expressly provided, this Agreement shall become effective on the date of signing and shall remain in full force and effect until December 31, 2023, but no termination shall affect any rights or liabilities, theretofore accrued hereunder or pursuant hereto.  Upon this Agreement coming into effect, the Shareholders’ Agreement by and between the Parties dated as of 20 May 1999 shall be terminated, and be replaced by this Agreement.

(b)                                 No later than December 31, 2021, the Shareholders and Scanraff shall in good faith commence negotiations in order to reach a new arrangement concerning their respective interests in Scanraff and the Refinery.  Should the Shareholders and Scanraff fail to reach an arrangement by December 31, 2023, then the Shareholders shall cause Scanraff to be liquidated in a manner contemplated in Section 7.1 of this Agreement.

7.5                                 Notices.  All notices or communications hereunder shall be given by letter sent by mail, telex or telefax (important notices to be sent by registered mail) and shall be deemed given when the letter is sent by ordinary mail, the telex dispatched or the telefax sent, postage or charges prepaid, and directed to the party or parties for whom intended at the respective address set forth below in each case until changes by notice given hereunder:

To Preem:
Preem Petroleum AB
S-115 90 STOCKHOLM, Sweden

To Hydro:
Hydro R&M Holding AB
c/o Norsk Hydro ASA, N-0240 OSLO, Norway

To Scanraff:
Skandinaviska Raffinaderi AB Scanraff
S-453 81 LYSEKIL, Sweden

7.6                                 Severability of Obligations.  The obligations of the Shareholders hereunder are not joint but several, and default in performance by any one of such Shareholders shall in no way affect the obligations of any other Shareholder.

7.7                                 Beneficiaries.  This Agreement shall only inure to the benefit of, and may only be enforced by, the parties hereto and shall not, in any event, inure to the benefit of, or be enforceable by, any other Person whatsoever.

7.8                                 Changes in Writing.  No modification, variation or amendment of this Agreement, no determination, evaluation, approval, waiver or other action permitted or taken hereunder and no further agreement contemplated hereby shall be of any force unless the same is in writing and has been signed by (i) all the parties in the case of modification, variation or amendment or (ii) the applicable Person in such other cases.

IN WITNESS WHEREOF, the parties hereto have caused this Shareholders’ Agreement to be executed as of the date first above written, in three originals, one for each party concerned.

For PREEM PETROLEUM AB		For SKANDINAVISKA
RAFFINADERI AB SCANRAFF

By	/s/Lars Nelson, /s/Per Höjgård	By	/s/Lars Nelson, /s/Pål Sunde

Title		Title

For HYDRO ALUMINIUM CONDUCTOR AB (changing its corporate name to HYDRO R&M HOLDING AB)

By	/s/Pål Sunde

Title